Corazon Capital V838 Monoceros Corp

222 West Merchandise Mart Plaza
Box #2982

Chicago, IL 60654

March 19, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Corazon Capital V838 Monoceros Corp Registration Statement on Form S-1 File No. 333-253054

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Corazon Capital V838 Monoceros Corp (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on March 23, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Wayne Williams, of Kirkland & Ellis LLP, special counsel to the Company, at (312) 862-7135, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Steven M. Farsht
Steven M. Farsht
Chief Financial Officer